Exihbit 1

For Immediate Release

Compugen Ltd. Reports Fourth Quarter and Calendar 2011
Financial Results

Immunomodulatory Therapeutics Program Being Extended
Beyond B7/CD28 Family

TEL AVIV, ISRAEL – February 7, 2012 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year ended December 31, 2011.

Martin Gerstel, chairman of Compugen, remarked, “During 2011, as we advanced the therapeutic candidates in our Pipeline Program and continued to enhance our predictive discovery capabilities, we entered into a number of agreements for the development and commercialization of some of our past discoveries, which were mostly made while establishing and validating our unique discovery infrastructure. Now, as suggested by the title of our corporate presentation recently posted on our web site, we enthusiastically enter 2012 with the expectation that the value of our long-term investment in creating a predictive discovery capability for therapeutics will begin to be realized in a substantial manner. Our tremendous success with the first “therapeutic needs” driven prediction and selection discovery program, which targeted the discovery of novel B7/CD28-like immunomodulatory proteins, and the continuing advancement of our initial product candidates for oncology and immunology in our Pipeline Program, is now providing us with both rapidly growing industry recognition and opportunities for out-licensing and other milestone and royalty bearing collaborative relationships.”

Anat Cohen-Dayag, Ph.D., president and CEO, added, “A number of the Compugen-discovered B7/CD28-like protein family members are predicted to be expressed on cancer cells and have a function in the modulation of the immune response. Therefore, these promising discoveries can yield multiple types of product candidates for oncology and immunology, both as drug targets for mAb therapy and as protein therapeutics. During 2011 we disclosed several such candidates that have been experimentally validated in animal disease models and other accepted methodologies, and we are expanding this effort towards additional product candidates that are predicted to belong to this protein family. Furthermore, these initial successful results for our immunomodulatory pipeline candidates and the high industry interest in this class of proteins have led us to further expand our focus in this area to the identification of additional sets of immunomodulatory proteins, beyond the B7/CD28 family. During 2011 we developed two, as yet undisclosed, additional discovery platforms based on new approaches and algorithms to predict such novel immunomodulatory proteins. Initial discoveries from these new platforms are now entering validation studies as drug targets in the field of oncology and/or as protein therapeutics in immunology.”

As previously stated, since any revenues in the short-term will likely result primarily from license and research fees, and initial milestones, quarterly results are, and will continue to be, subject to substantial fluctuations due to timing. No revenues were recorded for the fourth quarter of 2011 and calendar 2011, compared with $190,000 for the fourth quarter of 2010 and $1.1 million for calendar 2010.

The net loss for the most recent quarter was $4.4 million (including a non-cash expense of $768,000 related to stock based compensation), or $0.13 per share, compared with a net loss of $2.0 million (including a non-cash expense of $343,000 related to stock based compensation), or $0.06 per share, for the corresponding quarter of 2010. The increase in net loss for the most recent quarter resulted in large part from non-cash finance expenses mainly deriving from the re-measurement of the embedded derivatives and exchange options components under the research and development funding arrangements signed in late 2010 and 2011, from related issuance expenses pertaining to the funding arrangement, from increased net research and development expenses, and from the increase in non-cash expense as stated above.

The net loss for calendar 2011 was $12.0 million (including a non-cash expense of $3.4 million related to stock based compensation), or $0.35 per share, compared with a net loss of $7.2 million (including a non-cash expense of $2.1 million related to stock based compensation), or $0.22 per share, for 2010. The increase in net loss for calendar 2011 compared with calendar 2010 is mostly attributed to a $1.3 million one-time non-cash expense charge in the second quarter of 2011 to general and administrative expenses relating to an extension of the time period to exercise certain previously outstanding and vested options, increased research and development activities, and the increase in non-cash finance expenses referred to in the prior paragraph.

Research and development expenses, net, for the fourth quarter of 2011 were $1.9 million, compared with $1.6 million for the fourth quarter of 2010 and remained the Company’s largest expense. Research and development expenses, net, for calendar 2011 were $6.8 million compared with $5.2 million for 2010. The growth in research and development expenses, net, for the fourth quarter and full year, reflects increasing activities primarily with respect to manufacturing of molecules, payments to independent investigators with respect to evaluation studies of product candidates in the Company’s Pipeline Program, and a decrease in amounts received from governmental grants, which are presented as a reduction of research and development expenses.

At yearend 2011 and 2010, the “Research and development funding arrangement” liability in the amount of $6.2 million and $4.0 million, respectively, relates to the accounting for the research and development funding arrangements signed in December of 2011 and 2010.  The liability balances are primarily estimated fair values of the instruments resulting from the right of the investor under both arrangements to waive his right to receive potential future payments in exchange for Compugen ordinary shares. Also as a result of the accounting for these funding arrangements, in this case mainly deriving from the re-measurement of the embedded derivatives and exchange options components under these arrangements and related issuance expenses, the company recorded a financing loss of $306,000 for calendar 2011 compared with financing income of $241,000 for calendar 2010.

As of December 31, 2011, cash and cash related accounts totaled $22.4 million compared with $21.8 million at December 31, 2010. The $22.4 million for 2011 excludes $6.0 million to be received during 2012 under the December 2011 research and development funding arrangement. The amounts for both 2011 and 2010 exclude the market value of Compugen’s holdings of Evogene shares at each such yearend. Compugen continues to have no long-term debt other than the book liabilities associated with the research and development funding arrangements, which do not represent future cash obligations.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and yearend results today, February 07, 2012 at 10:00 a.m. EST. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0609 internationally.  The call will also be available via live webcast through Compugen’s website, located at the following link.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-295-2634 from the US or +972-3-9255-925 internationally. The replay will be available through February 10, 2012.

(Tables to follow)

About Compugen
Compugen is a leading therapeutic product discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology, either for Compugen or its partners. Unlike traditional high throughput trial and error experimental based drug candidate discovery, Compugen's discovery efforts are based on systematic and continuously improving in silico (by computer) product candidate prediction and selection followed by experimental validation, with selected product candidates being advanced in its Pipeline Program to the pre-IND stage. Compugen's in silico predictive models utilize a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities. The Company's business model primarily involves collaborations covering the further development and commercialization of Compugen-discovered product candidates and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are discussed in the "Risk Factors" section Compugen’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended Dec 31,		Year Ended Dec 31,
	2011	2010	2011	2010

Revenues	-	190	-	1,115

Cost of revenues	-	26	-	224

Gross profit	-	164	-	891

Research and development expenses, net	1,854	1,552	6,778	5,227

Marketing and business development expenses	114	98	610	633

General and administrative expenses	1,102	814	4,591	2,909

Total operating expenses	3,070	2,464	11,979	8,769

Operating loss	(3,070)	(2,300)	(11,979)	(7,878)

Financing income (loss), net	(1,323)	(111)	(306)	241

Other income	41	397	281	434

Net loss	(4,352)	(2,014)	(12,004)	(7,203)

Basic and diluted net loss per ordinary share	(0.13)	(0.06)	(0.35)	(0.22)

Weighted average number of ordinary shares outstanding	34,446,993	33,536,120	34,276,697	33,284,017

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31, 2011	December 31, 2010
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	22,371	21,824
Restricted cash	92	684
Trade receivables	-	21
Accounts receivables and prepaid expenses	546	548
Receivables from financing arrangement	-	5,000
Total current assets	23,009	28,077

Long-term investments
Investment in Evogene	4,093	6,227
Long-term prepaid expenses	17	64
Severance pay fund	1,465	1,510
Total long-term investments	5,575	7,801

Property and equipment, net	497	580
Total assets	29,081	36,458

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,707	2,441
Total current liabilities	1,707	2,441

Long-term liabilities
Research and development funding arrangements *	6,150	4,037
Accrued severance pay	1,643	1,695
Total long-term liabilities	7,793	5,732

Total shareholders’ equity	19,581	28,285
Total liabilities and shareholders’ equity	29,081	36,458

* Re-measurement required for each accounting period based on market value of ordinary shares due to the embedded derivatives and exchange options components under existing research and development funding arrangements